UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

AMENDMENT No. 1
to
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BEMAX INC.
(Exact name of registrant as specified in its charter)
Nevada	5190	46-554081
(State or other jurisdiction of Organization)	(Primary Standard Industrial Classification Code)	(IRS Employer Identification Number)

26 Wellsley Lane	EastBiz Inc.
Dallas, GA 30132	5348 Vegas Dr.
Tel: (770) 401-1809	Las Vegas, NV 89108
taiwo.aimasiko@gmail.com	Tel: (702) 871-8678 Fax: (702) 387-3827
(Address and telephone number of registrant's executive office)	(Name, address and telephone number of agent for service)
Copies to:
Law Offices of Carl A. Generes
4358 Shady Bend Drive
Dallas, Texas 75244
Telephone: (214) 352-8674
cgeneres@genereslaw.com

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Approximate date of proposed sale to the public: as soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. {X}
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. { }
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. { }
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. { }
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company: in Rule 12b-2 of the Exchange Act (Check one):
Large accelerated filer { } Accelerated filer { }
Non-accelerated filer { } (Do not check if a smaller reporting company) Smaller reporting company {X}
CALCULATION OF REGISTRATION FEES
TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED	PROPOSED MAXIMUM OFFERING PRICE PER UNIT	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE	AMOUNT OF REGISTRATION FEE {1}
Common Stock	1,500,000	$0.05	$75,000	$9.66

[1] 1,500,000 shares are being offered by a direct offering at the price of $.01 per share.
[2] Estimated solely for purposes of calculating the registration fee under Rule 457(0) based upon the fixed price of the direct offering.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

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PROSPECTUS

BEMAX INC.
Shares of Common Stock
500,000 Shares ($25,000) Minimum– 1,500,000 Shares ($75,000) Maximum

There is not a public market for our common stock.
We are offering up to 1,500,000 shares of common stock in a direct public offering, without any involvement of underwriters or broker-dealers, 500,000 shares minimum, 1,500,000 shares maximum. The shares will be offered for sale by Taiwo Aimasiko, our sole officer, director and shareholder. After the effective date of this Prospectus, Ms. Aimasiko intends to advertise through personal contacts, telephone, and hold investment meetings. We will not utilize the Internet or print media to advertise our offering. Ms. Aimasiko will also distribute the Prospectus to potential investors at meetings, to her business associates and to her friends and relatives who are interested in Bemax as a possible investment. For more information, see the section titled "Plan of Distribution" herein.

The offering price is $0.05 per share. In the event that 500,000 shares are not sold within 240 days, all money received by us will be promptly returned to investors without interest or deduction of any kind. However, future actions by creditors in the subscription period could preclude or delay us in refunding your money. If at least 500,000 shares are sold within 240 days, all money received by us will be retained by us and there will be no refund. Funds will be held in our corporate bank account. This account is not an escrow, trust of similar account. It is our bank account under our control where we will keep your funds. As a result, creditors could attach the funds.

There are no minimum purchase requirements.
The offering will terminate on the earlier of: (i) the date when all 1,500,000 shares are sold or, (ii) 240 days from the effective date of this offering.
We are a development stage company which currently has limited operations and has not generated any revenue. Therefore, any investment involves a high degree of risk. See "Risk Factors" on pages 7 - 12.

The Company is an emerging growth company under the Jumpstart Our Business Startups Act (“Jumpstart Act”).

	Offering Price	Expenses	Proceeds to Us

Per Share - Minimum	$0.05	$0.016	$0.034
Per Share - Maximum	$0.05	$0.0053	$0.0447
Minimum	$25,000	$7,000	$18,000
Maximum	$75,000	$7,000	$68,000

INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE THE SECTION ENTITLED “RISK FACTORS” HEREIN ON PAGE 8 .

The price of $0.05 per share is a fixed for the duration of this offering.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. BEMAX MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, OF WHICH THIS PROSPECTUS IS A PART , IS EFFECTIVE.

THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Bemax will not use this Prospectus before the effective date of the Registration Statement of which this Prospectus forms a part.

The date of this Prospectus is _____________, 2014.

PART I: INFORMATION REQUIRED IN PROSPECTUS

BEMAX,INC.
26 WELLSLEY LANE
DALLAS, GA. 30132
(770) 401-1809

SUMMARY OF OUR OFFERING
You should read the following summary together with the more detailed business information, financial statements and related notes that appear elsewhere in this Prospectus. In this Prospectus, unless the context otherwise denotes, references to “we,” “us,” “our” and “Company” refer to “Bemax, Inc.”

Our business
We intend to commence operations in the business of exporting Disposable Baby Diapers from US and Canada to Europe and South Africa. We are a start-up, Development Stage Company. We are a company without revenues or operations; we have minimal assets and have incurred losses since inception. To date, the only operations we have engaged in are the development of a business plan and the registration of the domain name for our new website.
Our principal office is located in 26 Wellesley Lane, Dallas GA 30132. Our telephone number is (770) 401-1809. We were incorporated on November 28, 2012 under the laws of the state of Nevada. Our registered agent for service of process is EastBiz, Inc., located at 5348 Vegas Dr., Las Vegas, NV 89108.Our fiscal year end is May 31.

Current management is comprised solely of Taiwo Aimasiko, President, sole Director and sole shareholder. She provides the Company its offices on a rent free basis. Due to the development stage of the Company, Ms. Aimasiko devotes only part of her time, (approximately 20 hours per week)to the Company’s business. Once this public offering is closed, Ms. Aimasiko plans to spend the time necessary to oversee product acquisition , sales and marketing campaigns, website design, and direct the primary operations of the business. She has cultivated relationships with disposable diapers manufacturing representatives and distributors.

We are a development stage company that has not commenced operations. We plan to launch full operations in approximately six to nine months following the closing of this offering. Operations to date have been devoted primarily to start-up and development activities, which include the following:

1. Initiated initial website design, layout and development;
2. Due diligence continuing on potential market outlets;

3. Initiated contacts with manufacturers and distributors;
4. Identify our Disposable Baby Diaper Brand.

Bemax has identified the following challenges to its success:

1. Finalize Identity of Disposable Baby Diaper brand or brands; The Company is continuing to perform the necessary due diligence and undertaking the necessary steps and procedures to identify a Disposable Baby Diaper brand or brands that we plan to distribute and hope will be widely accepted by our targeted market.

2. Effective Marketing Campaign: In order to enter our targeted markets, Bemax plans to use a multi-faceted marketing plan that includes a high-end web site, targeted print media, and eventually target specific distribution channels using independent representatives. Initially we must get customers to our website so we are focusing particular attention to address this issue. As the Company gains more recognition in the Disposable Baby Diaper marketplace we plan to have Independent commissioned sales representatives work as middlemen between us and retailers.

3. Constantly monitor and appealing to our target market: We plan to constantly monitor our target market and place a personal emphasis on quality.

The Company believes that raising a minimum of $25,000 through the sale of shares of common stock is sufficient for the Company to become operational and sustain operations through the next twelve (12) months. The capital we are raising has been budgeted to launch a product line of Disposable Baby Diapers.

There can be no assurance that the actual expenses incurred will not materially exceed our estimates or that cash flow from services will be adequate to maintain our business. As a result, our independent auditors have expressed substantial doubt about our ability to continue as a going concern in the independent auditors’ report to the financial statements included in this Prospectus.

As of the date of this Prospectus, Bemax has 4,000,000 shares of $0.0001 par value common stock issued and outstanding and owned by our sole shareholder, Taiwo Aimasiko.

The Company is an emerging growth company under the Jumpstart Act.

The Company shall continue to be deemed an emerging growth company until the earliest of-- ‘(A) the last day of our fiscal year during which we had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more; (B) the last day of our fiscal year following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the Securities Act of 1933, as amended(the “Act”);‘(C) the date on which the Company, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or‘(D) the date on which the Company is deemed to be a ‘large accelerated filer’, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.’

Section 404(a) of Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), requires the Company to publish information in its annual reports concerning the scope and adequacy of its internal control structure and procedures for financial reporting. This information also must include management’s assessment of the effectiveness of such internal controls and procedures. As an emerging growth company, the Company is exempt from Section 404(b) of Sarbanes- Oxley. Section 404(b) requires that an issuer’s registered accounting firm shall, in the annual reports, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

Also , as an emerging growth company, the Company is exempt from Section 14A and B of the Securities Exchange Act of 1934 (“Exchange Act”) which require the shareholder approval of executive compensation and golden parachutes.

The Company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jumpstart Act.

The Offering
Following is a brief summary of this offering:
Securities being offered	Up to 1,500,000 shares of common stock, par value $0.0001.
Offering price per share	$0.05
Offering period	The shares are being offered for a period not to exceed 240 days.
Net proceed to us	$17,000 assuming the minimum number of shares is sold. $67,000 assuming the maximum number of shares is sold.
Use of proceed	We will use the proceeds to pay for administrative expenses, the implementation of our business plan, and working capital.
Number of shares outstanding before the offering	4,000,000
Number of shares outstanding after the offering if all of the shares are sold	5,500,000

This is a minimum/maximum offering; if the minimum amount, 500,000 shares, is not achieved within 240 days of the date of this Prospectus, all subscription funds held in our bank account will be returned to investors promptly without interest or deduction of fees. Our bank account is not an escrow, trust of similar account. It is our bank account under our control where we will keep your funds. As a result, creditors could attach the funds.

Selected financial data

The following financial information summarizes the more complete historical financial information at the end of this Prospectus.
As of May 31,2014
(Audited)

Total Assets	$4,000
Total Liabilities	$2,502
Stockholders’ Equity	$1,498

Income Statement

Period from November 28, 2012 (date of inception) to May 31, 2014
(Audited)

Revenue	$-
Total Expenses	$2,502
Net Loss	$(2,502)

RISK FACTORS
An investment in our common stock involves an exceptional high degree of risk. You should carefully consider the risks described below and the other information in this Prospectus before investing in our common stock. YOU SHOULD NOT INVEST IN OUR COMMON STOCK UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

We are solely dependent upon the funds to be raised in this offering to start our business, the proceeds of which may be insufficient to achieve revenues. We may need to obtain additional financing which may not be available.
We have not started our business. We need the proceeds from this offering to start our operations. If the minimum of $25,000 is raised, this amount will enable us, after paying the expenses of this offering, to begin the process of locating, sourcing and negotiating with Disposable Baby Diaper producers. It will also enable us to initiate development on our website, begin negotiating with potential buyers of Disposable Baby Diapers in England and South Africa, initiate the development of our marketing plans and initiate the development of marketing and support material such as business cards, brochures, flyers and catalogues. We may need additional funds to complete further development of our business plan to achieve a sustainable sales level where ongoing operations can be funded out of revenues. There is no assurance that any additional financing will be available or if available, on terms that will be acceptable to us.

There is substantial doubt as to whether we will continue operations. If we discontinue operations, you will likely lose your investment.
We were incorporated on November 28, 2012 and we have not started our proposed business operations or realized any revenues. We have no operating history upon which an evaluation of our future success or failure can be made. Our net loss since inception is $2,502 of which $1,002 is for an incorporation service and business license fees and $1500 for accounting service. These factors raise substantial doubt regarding the ability of our business to continue as a going concern. We anticipate that we will incur increased expenses without realizing enough revenues. We therefore expect to incur significant losses in the foreseeable future. Our ability to achieve and maintain profitability and positive cash flow is dependent upon our ability to find enough buyers of Disposable Baby Diapers in Europe and South Africa and earn profits from exporting Disposable Baby Diapers. We cannot guarantee that we will be successful in generating revenues and profits in the future. Failure to generate revenues and profits will cause us to suspend or cease operations. If this happens, you will likely lose all of your investment.

As shown in the financial statements accompanying this Prospectus, the Company has had no revenues to date and has incurred only losses since its inception. The Company has had no operations and has been issued a “going concern” opinion from our accountants, based upon the Company’s reliance upon the sale of our common stock as the sole source of funds for our future operations.

Because we do not have an escrow or trust account for your subscription, if we file for bankruptcy protection or are forced into bankruptcy, or a creditor obtains a judgment against us and attaches the subscription, you will lose your investment.

Your funds will not be placed in an escrow or trust account. Accordingly, if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws. If a creditor sues us and obtains a judgment against us, the creditor could garnish the bank account and take possession of the subscriptions. As such, it is possible that a creditor could attach your subscription which could preclude or delay the return of money to you.

We are making this offering without an underwriter and may be unable to sell the shares.

This offering is self-underwritten, that is, we are not going to engage the services of an underwriter to sell the shares; we intend to sell them through our officer and director Ms. Aimasiko , who will receive no commission. She will offer the shares to friends, relatives, acquaintances and business associates; however, there is no guarantee that she will be able to sell any of the shares. In the event we do not sell a minimum of 500,000 of the shares before the expiration date of the offering, all funds raised will be promptly returned to the investors, without interest or deduction.

Our business can be affected by currency rate fluctuation.
If the Euro or South African Rand decline against the US Dollar, the price for Disposable Baby Diapers will become very high for European and South African purchasers and they may switch to other suppliers of Disposable Baby Diapers.

Our continued operations depends on the market’s acceptance of the Disposable Baby Diaper brand or brands we will sell. If the market does not find our products desirable and we cannot establish a customer base, we may not be able to generate revenues which will likely result in a failure of our business and a total loss of your investment in our shares.

The ability to offer Disposable Baby Diaper brand or brands that the market accepts and is willing to purchase is critically important to our success. We cannot be certain that the Disposable Baby Diaper brand or brands we will sell will be accepted by the marketplace. As a result, there may not be any demand and our revenue stream could be limited and we may never realize any revenues. In addition, there are no assurances that the Company will generate revenues in the future even if we alter our product and marketing efforts and pursue alternative or complementing revenue generating services in the future.

Because we will export our product overseas, we can be affected by disruptions in delivery.
We will export Disposable Baby Diapers t overseas. Because we intend to export Disposable Baby Diapers and deliver them directly to our customers, we believe that disruptions in shipping deliveries may affect us. Deliveries of Disposable Baby Diapers to our customers may be disrupted through factors such as:
(1) raw material shortages, work stoppages, strikes and political unrest;
(2) problems with ocean shipping, including work stoppages and shipping container shortages;
(3) increased inspections of import shipments or other factors causing delays in shipments; and
(4) economic crises, international disputes and wars.

Because our sole officer and director will own 72.72% of our outstanding common stock, she will make and control corporate decisions that may be disadvantageous to minority shareholders.
If the maximum number of shares are sold, Ms. Aimasiko our sole officer and director, will own 72.72% of the outstanding shares of our common stock. Accordingly, she will have significant influence in determining the outcome of all corporate transactions or other matters, including the election of directors, mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of Ms. Aimasiko may differ from the interests of the other stockholders and may result in corporate decisions that are disadvantageous to other shareholders.
We may in the future issue additional shares of common stock, which would reduce investors’ percent of ownership and may dilute our share value.
Our Articles of Incorporation authorize the issuance of 70,000,000 shares of common stock, par value $0.0001 per share, of which 4,000,000 shares are issued and outstanding. The future issuance of common stock may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. We may value any common stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common stock.

Because our sole officer and director has other business interests, she may not be able or willing to devote a sufficient amount of time to our business operations, causing our business to fail.
Our sole officer and director, Taiwo Aimasiko, will only be devoting limited time to our operations. Ms. Aimasiko intends to devote 35% of her business time to our affairs. Because our sole officer and director will only be devoting limited time to our operations, our operations may be sporadic and occur at times which are convenient to her. As a result, operations may be periodically interrupted or suspended which could result in a lack of revenues and a possible cessation of operations. It is possible that the demands on Taiwo Aimasiko from her other obligations could increase with the result that she would no longer be able to devote sufficient time to the management of our business. In addition, Ms. Aimasiko may not possess sufficient time for our business if the demands of managing our business increase substantially beyond current levels.

Because we have only one officer and director who has no formal training in finance, accounting and management, who is responsible for our managerial and organizational structure, in the future, there may not be effective disclosure and accounting controls to comply with applicable laws and regulations which could result in fines, penalties and assessments against us.
We have only one officer and director. She has no formal training in finance, accounting and management; however, she is responsible for our managerial and organizational structure, which will include preparation of disclosure and accounting controls under the Sarbanes Oxley Act of 2002. While Ms. Aimasiko does not have certified training in financial or accounting matters; she has reviewed the audited financial statements included in this Prospectus. When the disclosure and accounting controls referred to above are implemented, she will be responsible for the administration of them. Should she not have sufficient experience, she may be incapable of creating and implementing the controls which may cause us to be subject to sanctions and fines by the SEC which ultimately could cause you to lose your investment; however, because of the small size of our expected operations, we believe that she will be able to monitor the controls she will have created and will be accurate in assembling and providing information to investors.

Ms. Taiwo Aimasiko, our sole officer and director, has very little experience in the Disposable Baby Diaper business.

Over the past three years, Ms. Aimasiko has imported from China, for her personal account, disposable baby diapers for resale in the UK and South Africa. She does not have any experience of importing or exporting disposable baby diapers or any other product on a commercial basis for resale. Her very limited experience in the disposable baby diaper business could have serious adverse consequences on the Company’s business. As a result, we may not be able to operate successfully as a company and you may lose your entire investment.

If Taiwo Aimasiko, our sole officer and director, should resign or die, we will not have a chief executive officer that could result in termination of our operations. If that should occur, you will likely lose your investment.
We depend on the services of our sole officer and director, Taiwo Aimasiko, for the future success of our business. The loss of the services of Ms. Aimasiko will likely have an adverse effect on our business, financial condition and results of operations. If she should resign or die we will not have a chief executive officer. If that should occur, until we find another person to act as our chief executive officer, our operations could be suspended. In that event, you will likely lose your entire investment.

We have not paid dividends and we do not expect to pay them in the foreseeable future.
We have never paid any dividends on our common stock. We do not expect to pay cash dividends on our common stock at any time in the foreseeable future. The future payment of dividends directly depends upon our future earnings, capital requirements, financial requirements and other factors that our board of directors will consider. Since we do not anticipate paying cash dividends on our common stock, return on your investment, if any, will depend solely on an increase, if any, in the market value of our common stock.

Our shares of common stock are subject to the “penny stock” rules of the Securities and Exchange Commission (“SEC”) and the trading market in our securities will be limited, which will make transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks”. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. A broker-dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer, and sales person in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for stock that becomes subject to those penny stock rules. If a trading market for our common stock develops, our common stock will probably become subject to the penny stock rules, and shareholders may have difficulty in selling their shares.

If our shares of common stock commence trading, the trading price will fluctuate significantly and stockholders may have difficulty reselling their shares.
As of the date of this Prospectus, our common stock does not trade on any market. If our shares of common stock commence trading on the OTC Bulletin Board or via the Pink Sheets, we expect a volatility associated with our shares in general and the value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock: (i) disappointing results from our development efforts; (ii) failure to meet our revenue or profit goals or operating budget; (iii) decline in demand for our common stock; (iv) downward revisions in securities analysts' estimates or changes in general market conditions; (v) competing technological innovations by manufacturers of Disposable Baby Diapers or in competing technologies; (vi) lack of funding generated for operations; (vii) investor perception of our industry or our prospects; and (viii) general economic trends.
In addition, stock markets have experienced price and volume fluctuations and the market prices of securities have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock. As a result, investors may be unable to sell their shares at a fair price and you may lose all or part of your investment.
There is no current trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.
There is currently no established public trading market for our shares and an active trading market in our shares may not develop or, if developed, may not be sustained. We intend to have a market maker apply for admission to quotation of our securities on the Over-the-Counter Bulletin Board after the Registration Statement relating to this Prospectus is declared effective by the SEC. We do not yet have a market maker who has agreed to file such application. If for any reason our common stock is not quoted on the Over-the-Counter Bulletin Board or a public trading market does not otherwise develop, purchasers of our shares may have difficulty selling their common stock should they desire to do so. No market maker has committed to becoming a market maker for our common stock and none may do so.
We have no experience as a public company.
We have never operated as a public company. We have no experience in complying with the various rules and regulations, which are required of a public company. As a result, we may not be able to operate successfully as a public company, even if our operations are successful. We plan to comply with all of the various rules and regulations, which are required of a public company. However, if we cannot operate successfully as a public company, your investment may be materially and adversely affected. Our inability to operate as a public company could be the basis of losing your entire investment in the Company’s shares.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS.

This Prospectus contains forward-looking statements about the Company’s business, financial condition, and prospects that reflect Company management’s assumptions and beliefs based on information currently available. We can give no assurance that the expectations indicated by such forward-looking statements will be realized. If any of the Company assumptions should prove incorrect, or if any of the risks and uncertainties underlying such expectations should materialize, the actual results may differ materially from those indicated by the forward-looking statements.

The key factors that are not within the Company’s control and that may have a direct bearing on operating results include, but are not limited to, acceptance of our product, effectiveness of our marketing, our ability to attract and management’s ability to raise capital in the future, the retention of key employees and changes in the regulation of the industry in which the Company functions.

There may be other risks and circumstances that management may be unable to predict to sustain operations. When used in this Prospectus, words such as, “believes,” “expects,” “intends,” “plans,” “anticipates,” “estimates” and similar expressions are intended to identify and qualify forward-looking statements, although there may be certain forward-looking statements not accompanied by such expressions.

USE OF PROCEEDS
Our offering is being made on a self-underwritten $25,000 minimum, $75,000 maximum basis. The table below sets forth the use of proceeds if $25,000 or $75,000 of the offering is sold.
	$25,000	$75,000

Gross proceeds	$25,000	$75,000
Offering expenses	$7,000	$7,000
Net proceeds	$18,000	$68,000
The net proceeds will be used as follows:
Website development	$2,500	$7,000
Marketing and advertising	$3,000	$13,000
Establishing an office	$3,000	$10,000
Salaries/Commissions	$0	$8,000
Audit, accounting and filing fees	$3,000	$6,000
Legal	$2,500	$9,000
Working capital	$4,000	$15,000
Total offering expenses to be paid from the proceeds are estimated to be $7,000. They consist of $3,700 for legal fees; $240.34 for printing our prospectus; $2,000 for audit and accounting fee; $1,050 for our transfer agent; and $9.66 for our SEC filing fee.
Once we complete our public offering, we plan to begin the development of our website. We have registered the domain name for our website: www.bemaxinc.com . We plan to contract a website developer who will design and build our website. We will use our website to display and promote our product. We plan to promote our website on search engines, participating in theme events such as show and exhibitions and direct marketing such as phone calls and emails to potential customers.
The marketing and advertising campaign will include negotiations with Disposable Baby Diaper distributors and established retailers. Also it will include the design and printing of various sales and presentation materials. The cost of developing the campaign is estimated to be between $3,000 and $13,000.
We intend to hire one additional employee to handle administrative duties, provided we raise the maximum amount of the offering. We estimate the cost to establish our office to be approximately $3,000 to $10,000. This will include set up physical office space, furniture, telephone, fax and computer in order to operate our business.
We expect to complete our public offering within 240 days after the date of this Prospectus. We intend to concentrate all our efforts on raising capital during this period. We do not plan to begin business operations until we complete our public offering.
DETERMINATION OF OFFERING PRICE
The price of the shares we are offering was arbitrarily determined in order for us to raise up to a total of $75,000 in this offering. The offering price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. Among the factors considered were:
-	the proceeds to be raised by the offering;
-	our lack of operating history;
-	the amount of capital to be contributed by purchasers in this offering in proportion to the amount of stock to be retained by our existing shareholder; and
-	our relative cash requirements.

DILUTION OF THE PRICE YOU PAY FOR YOUR SHARES
Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing shareholder, Taiwo Aimasiko.
As of May 31, 2014, the net tangible book value of our shares of common stock was $2,985 or approximately $0.0007 per share based upon 4,000,000 shares outstanding.

If 100% of the Shares Are Sold:
Upon completion of this offering, in the event all of the shares are sold, the net tangible book value of the 5,500,000 shares to be outstanding will be $77,985 or approximately $0.014 per share. The net tangible book value of the shares held by our existing shareholder Taiwo Aimasiko, will be increased by $0.013 per share without any additional investment on her part. You will incur an immediate dilution from $0.05 per share to $0.014 per share.
After completion of this offering, if 1,500,000 shares are sold, you will own approximately 27.27% of the total number of shares then outstanding for which you will have made cash investment of $75,000, or $0.05 per share. Our existing shareholder, Taiwo Aimasiko, will own approximately 72.73% of the total number of shares then outstanding, for which she paid cash totaling$4,000.00 or $0.001 per share.
If 1,000,000 Shares Are Sold:
Upon completion of this offering, in the event 1,000,000 shares are sold, the net tangible book value of the 5,000,000 shares to be outstanding will be $52,985, or approximately $0.011 per share. The net tangible book value of the shares held by our existing shareholder, Taiwo Aimasiko, will be increased by $0.01 per share without any additional investment on her part. You will incur an immediate dilution from $0.05 per share to $0.011 per share.

After completion of this offering, if 1,000,000 shares are sold, you will own 20% of the total number of shares then outstanding for which you will have made a cash investment of $50,000, or $0.05 per share. Our existing shareholder, Taiwo Aimasiko, will own 80% of the total number of shares then outstanding, for which she paid cash totaling $4,000.00 or $0.001 per share.
If the Minimum Number of the Shares Are Sold:

Upon completion of this offering, in the event 500,000 shares are sold, the net tangible book value of the 4,500,000 shares to be outstanding will be $27,985, or approximately $0.006 per share. The net tangible book value of the shares held by our existing shareholder, Taiwo Aimasiko, will be increased by $0.005 per share without any additional investment on her part. You will incur an immediate dilution from $0.05 per share to $0.006 per share.

After completion of this offering, if 500,000 shares are sold, you will own approximately 11.11% of the total number of shares then outstanding for which you will have made a cash investment of $25,000, or $0.05 per share. Our existing shareholder, Taiwo Aimasiko, will own approximately 88.89% of the total number of shares then outstanding, for which she paid cash totaling $4,000.00 or $0.001 per share.

The following table compares the differences of your investment in our shares with the investment of our existing stockholders.
Existing shareholder, Taiwo Aimasiko, if all of the Shares are Sold:
Price per share	$0.001
Net tangible book value per share before offering	$0.0007
Potential gain to existing shareholder	$75,000
Net tangible book value per share after offering	$0.014
Increase to present shareholder in net tangible book value per share after offering	$75,000
Capital contributions	$4,000
Number of shares outstanding before the offering	4,000,000
Number of shares after offering assuming the sale of the maximum number of shares	5,500,000
Percentage of ownership after offering	72.73%

Purchasers of Shares in this Offering if all Shares Sold
Price per share	$0.05
Dilution per share	$0.036
Capital contributions	$75,000
Number of shares after offering held by public investors	1,500,000
Percentage of capital contributions by existing shareholder	5.06%
Percentage of capital contributions by new investors	94.94%
Percentage of ownership after offering	27.27%

Purchasers of Shares in this Offering if Two-third of Shares Sold
Price per share	$0.05
Dilution per share	$0.039
Capital contributions	$50,000
Number of shares after offering held by public investors	1,000,000
Percentage of capital contributions by existing shareholder	7.41%
Percentage of capital contributions by new investors	92.59%
Percentage of ownership after offering	20%

Purchasers of Shares in this Offering One-third of Shares Sold
Price per share	$0.05
Dilution per share	$0.044
Capital contributions	$25,000
Number of shares after offering held by public investors	500,000
Percentage of capital contributions by existing shareholder	13.79%
Percentage of capital contributions by new investors	86.21%
Percentage of ownership after offering	11.11%
PLAN OF DISTRIBUTION; TERMS OF THE OFFERING
We are offering 1,500,000 shares of common stock on a self-underwritten basis, 500,000 shares minimum, and 1,500,000 shares maximum basis. The offering price is $0.05 per share. Funds from this offering will be placed in our corporate bank account. The funds will be maintained in our bank account until we receive a minimum of $25,000 at which time we will use the same as set forth in the Use of Proceeds section of this Prospectus. This account is not an escrow, trust or similar account. Your subscription will be deposited in the Company’s bank account under our name. As a result, if we are sued for any reason and a judgment is rendered against us, your subscription could be seized in a garnishment proceeding and you could lose your investment, even if we fail to raise the minimum amount in this offering. As a result, there is no assurance that your funds will be returned to you if the minimum offering is not reached. Any funds received by us thereafter will immediately be used by us. If we do not receive the minimum amount of $25,000 within 240 days of the effective date of this offering, all funds will be promptly returned to you without a deduction of any kind. During the 240- day period, no funds will be returned to you. You will only receive a refund of your subscription if we do not raise a minimum of $25,000 within the 240-day period referred to above or the Company decides to terminate the offering prior to the expiration of the 240 day period and raising the minimum $25,000 amount.

We will sell the shares in this offering through Taiwo Aimasiko, our sole officer and director. She will receive no commission from the sale of any shares. She will not register as a broker-dealer under section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3a4-1. Rule 3a4-1 sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker/dealer. The conditions are that:

1. The person is not statutorily disqualified, as that term is defined in Section 3(a)(39) of the Exchange Act, at the time of her participation; and,
2. The person is not compensated in connection with her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities;
3. The person is not at the time of her participation, an associated person of a broker/dealer; and,
4. The person meets the conditions of Paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that she (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (B) is not a broker or dealer, or an associated person of a broker or dealer, within the preceding twelve (12) months; and (C) does not participate in selling and offering of securities for any issuer more than once every twelve (12) months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).
Taiwo Aimasiko is not statutorily disqualified, is not being compensated, and is not associated with a broker/dealer. She is and will continue to be our sole officer and director at the end of the offering and has not been during the last twelve months and is currently not a broker/dealer or associated with a broker/dealer. She will not participate in selling and offering securities for any issuer more than once every twelve months.
Only after our registration statement is declared effective by the SEC, do we intend to advertise, through tombstones, and hold investment meetings in various locations where the offering will be made. We will not utilize the Internet to advertise our offering. Ms. Aimasiko will also distribute the Prospectus to potential investors at the meetings, to business associates and to her friends and relatives who are interested in us and a possible investment in the offering. No shares purchased in this offering will be subject to any kind of lock-up agreement.
Ms. Aimasiko and her affiliates thereof will not purchase shares in this offering to reach the minimum. We intend to sell our shares outside the United States.
Section 15(g) of the Exchange Act
Our shares are covered by Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rules 15g-1 through 15g-6 and Rule 15g-9 promulgated thereunder. They impose additional sales practice requirements on broker/dealers who sell our securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). While Section 15(g) and Rules 15g-1 through 15g-6 apply to brokers dealers, they do not apply to us.

Rule 15g-1 exempts a number of specific transactions from the scope of the penny stock rules. Rule 15g-2 declares unlawful broker/dealer transactions in penny stocks unless the broker/dealer has first provided to the customer a standardized disclosure document.
Rule 15g-3 provides that it is unlawful for a broker/dealer to engage in a penny stock transaction unless the broker/dealer first discloses and subsequently confirms to the customer current quotation prices or similar market information concerning the penny stock in question.
Rule 15g-4 prohibits broker/dealers from completing penny stock transactions for a customer unless the broker/dealer first discloses to the customer the amount of compensation or other remuneration received as a result of the penny stock transaction.
Rule 15g-5 requires that a broker/dealer executing a penny stock transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the sales persons compensation.
Rule 15g-6 requires broker/dealers selling penny stocks to provide their customers with monthly account statements.
Rule 15g-9 requires broker/dealers to approved the transaction for the customer's account; obtain a written agreement from the customer setting forth the identity and quantity of the stock being purchased; obtain from the customer information regarding his investment experience; make a determination that the investment is suitable for the investor; deliver to the customer a written statement of the basis for the suitability determination; notify the customer of his rights and remedies in cases of fraud in penny stock transactions; and, FINRA's toll free telephone number and the central number of the North American Securities Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons. The application of the penny stock rules may affect your ability to resell your shares.
Offering Period and Expiration Date
This offering will start on the date of this Prospectus and continue for a period of 240 days or sooner if the offering is completed or otherwise terminated by us.
We will not accept any subscriptions or funds for shares of our common stock until the registration statement of which this Prospectus forms a part is declared effective by the SEC.
Procedures for Subscribing
If you decide to subscribe for any shares in this offering, you must

-	execute and deliver a subscription agreement; and
-	deliver a check or certified funds to us for acceptance or rejection.
Right to Reject Subscriptions
We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions. Subscriptions for securities will be accepted or rejected within 48 hours after we receive them.
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
This section of the Prospectus includes a number of forward-looking statements that reflect our current views with respect to future events and financial performance. Forward-looking statements are often identified by words like: believe, expect, estimate, anticipate, intend, project and similar expressions, or words which, by their nature, refer to future events. You should not place undue certainty on these forward-looking statements, which apply only as of the date of this Prospectus. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions.
We are a development stage corporation and have not started operations or generated or realized any revenues from our business operations.
Our auditors have issued a going concern opinion. This means that our auditors believe there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills.
This is because we have not generated any revenues and no revenues are anticipated until we develop our website, and implement our marketing plan. We believe our website will be operational 90 days from the completion of our offering. Accordingly, we must raise cash from sources other than operations. Our only other source for cash at this time is investments by shareholders in our Company. We must raise cash to implement our business plan and begin our operations. Even if we raise the maximum amount of money in this offering, we do not know how long the money will last, however, we do believe it will last twelve months. We will not begin operations until we raise money from this offering.

To meet our need for cash we are attempting to raise money from this offering. We believe that we will be able to raise enough money through this offering to begin operations but we cannot guarantee that once we begin operations we will stay in business. If we are unable to successfully negotiate strategic agreements with suppliers of Disposable Baby Diapers, or if we are unable to successfully introduce Disposable Baby Diapers to the European and South African markets and attract enough purchasers to buy the Disposable Baby Diaper brand or brands we decide to market , we may quickly use up the proceeds from the minimum amount of money from this offering and will need to find alternative sources. At the present time, we have not made any arrangements to raise additional cash, other than through this offering.

If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash, or cease operations entirely. If we raise the minimum amount of money from this offering, it will last a year but with limited funds available to develop growth strategy. If we raise the maximum amount, we believe the money will last for more than a year, and also provide funds for growth strategy. If we raise less than the maximum amount and we need more money we will have to revert to obtaining additional financing. Other than as described in this paragraph, we have no other financing plans.
Plan of Operation
Assuming we raise the minimum amount in this offering, we believe we can satisfy our cash requirements during the next 12 months. We will not be conducting any product research or development; but we will investigate Disposable Baby Diaper brands to determine the brand or brands that will be well received in our target markets . We do not expect to purchase or sell plant or significant equipment. Further we do not expect significant changes in the number of employees. Right now we do not have any employee, other that our sole officer and director, Taiwo Aimasiko, who will serve without compensation until we are able to pay her out of revenues. We expect to complete our public offering within 240 days after the effective date of our registration statement of which this Prospectus forms a part. We intend to concentrate all our efforts on raising capital during this period. We do not plan to begin business operations until we complete our public offering.
Upon completion of our public offering, our specific goal is to profitably sell the Disposable Baby Diaper brand or brands we select. Our plan of operations is as follows:
1.
Once we have completed the offering, we will begin to develop our website. We believe that it will cost between $3,000 and $7,000 for our website to be operational. We estimate it will take up to 90 days from the time when we complete our public offering for our website to be operational. Our website will display information about us, the variety of the Disposable Baby Diaper brand or brands we will offer from different manufacturers, advantages of such Disposable Baby Diaper brand or brands against reusable diapers and other information.

2.
Upon the completion of the offering, we plan to set up an office in London in an “executive” suite type office building and acquire the necessary office equipment we need to begin operations. We hope to have the London office in operation in 90 to 120 days after completion of the offering. We believe that it will cost at least $3,000 to set up and obtain the necessary office equipment to begin operations. The proposed office in London will be set up to primarily take orders from customers and forward such order request to the our office in Dallas, Georgia. The office in London is expected be a shared office with a shared receptionist, fax, and dedicated telephone line for Bemax Inc. Our sole officer and director, Taiwo Aimasiko, will handle operations from our office in Dallas, Georgia.

After our London office is established, we intend to contact and negotiate with suppliers for distribution and sale of their Disposable Baby Diapers. We will examine product from different suppliers and negotiate their terms and conditions. We have identified manufacturers of Disposable Baby Diapers in the US. Upon completion of the offering, we shall be contacting these Disposable Baby Diaper manufacturers to negotiate agreements for supply of their Disposable Baby Diaper products. We hope to accomplish this objective within 30 days upon completion of the offering.

Also, we will negotiate the price and our commission, in case our customers purchase directly from our suppliers through our referral. Based on our preliminary inquiries, we believe we should have a minimum of three agreements negotiated within 30 days of setting up our office. The negotiation of additional agreements with suppliers and the development of our website will be ongoing during the life of our operations.

3.
After we have agreements with Disposable Baby Diaper suppliers and start developing our website, we will begin to market Disposable Baby Diaper brand or brands in London and South Africa. We intend to start negotiation with various Disposable Baby Diaper resellers in Europe and South Africa. We plan to attend trade shows and exhibitions in our industry. Marketing is an ongoing matter that will continue during the life of our operations. We also believe that we should begin to see results from our marketing campaigns within 60 days from its initiation, or 90 days after we set up our London office.

4.
Once, potential customers begin to purchase our products, we intend to hire 1 or 2 part-time salespersons with broad knowledge of the disposable baby diapers products to introduce our product to London and South African markets. The salesperson’s job would be to find new potential purchasers, and to set up agreements with them to purchase our products.

In summary, we should be in full operation and selling our products within six to nine months of completing our offering. Until we have executed agreements with North American Disposable Baby Diaper suppliers, potential purchasers in London and South Africa, and completed the development of our website, we do not believe that our operations will be profitable. If we are unable to negotiate suitable terms with Disposable Baby Diaper suppliers, or if we are unable to find purchasers to buy the Disposable Baby Diaper brand or brands we market, we may have to suspend or cease operations. If we cannot generate sufficient revenues to continue operations, we will suspend or cease operations. If we cease operations, we do not know what we will do and we do not have any plans to do anything else.

Proposed Milestones to Implement Business Operations

The following and milestones are based on the estimates made by management. The Company planned the goals and milestones after deducting offering expenses estimated to be $7,000. The costs associated with operating as a public company are included in all our budgeted scenarios and management is responsible to keep the costs to a minimum.

The working capital requirements and the projected milestones are approximations and subject to adjustments. Offering proceeds raised of $25,000 is budgeted to sustain operations for a twelve-month period. If we begin to generate profits, we will increase our marketing and sales activity accordingly. We estimate generating revenue approximately six to nine months following closing of the offering.

We plan to complete our milestones as follows:

0- 3 MONTHS
Estimated expenditures this quarter - $7,700
The estimated expenditure consist of $1,000 for working capital; $1,000 for audit and accounting; $1,000 for website development; $1,200 for office setup; $1,000 marketing and advertising; and $2,500 for legal.

4-6 MONTHS
Estimated expenditures this quarter - $3,100
The estimated expenditure during the second quarter following the completion of the offering is expected to reduce slightly due to reduction in office cost and elimination of website construction cost. The estimated expenditure consist of $1,000 for working capital; $500 for audit and accounting; $500 for website maintenance; $600 for office rent; $500 marketing and advertising.

7-9 MONTHS
Estimated expenditures this quarter - $2,100
Estimated expenditure during the third quarter following the completion of the offering is $2,100. The estimated expenditure consist of $1,000 for working capital; $600 for office rent; and $500 for website maintenance. The estimated expenditure during this quarter is expected to be less when compared with the immediate last quarter. However, working capital expenditure remain unchanged while no cost is estimated for marketing during this quarter.

10-12 MONTHS
Estimated expenditures this quarter - $5100. The estimated expenditure for this period consist of $1,000 for working capital; $1,500 for audit and accounting; $600 for office rent; $1500 for marketing; and $500 for website maintenance.

By the fourth quarter of operations, we hope to have a base of customers to sustain operations. We expect expenditure for this quarter to be same as the stated expenditure for third quarter.
Note: The Company planned milestones are based on quarters following the closing of the offering. We currently consider the foregoing project our priority and intend to use the proceeds from this offering for such projects. Any line item amounts not expended completely, as detailed in the Use of
Proceeds, shall be held in reserve as working capital and subject to reallocation to other line item expenditures as required for ongoing operations.
Limited operating history; need for additional capital
There is no historical financial information about us upon which to base an evaluation of our performance. We are in start-up stage operations and have not generated any revenues. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources and possible cost overruns due to price and cost increases in services and products.
We have no assurance that future financing will be available to us on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations. Equity financing could result in additional dilution to existing shareholders.
Results of operations
From Inception on November 28, 2012 to May 31, 2014
During this period we incorporated the Company and prepared a business plan. Our loss since inception is $2,502 of which $1,002 is for an incorporation service fee and $1,500 for accounting services. We have not started our proposed business operations and will not do so until we have completed this offering. We expect to begin operations 120 days after we complete this offering.

Since inception, we have sold 4,000,000 shares of common stock to our sole officer and director, Taiwo Aimasiko, for $4,000.
Liquidity and capital resources
As of the date of this prospectus, we have yet to generate any revenues from our business operations.
We issued 4,000,000 shares of common stock in a private offering in May 2014 to Taiwo Aimasiko. This was accounted for as a sale of common stock.
As of May 31, 2014, our total assets were $4,000 and our total liabilities were $2,502 comprising a non-interest bearing loans from Taiwo Aimasiko, our sole officer and director. The loans will be paid out of available revenues, if any.
CRITICAL ACCOUNTING POLICIES

A.	BASIS OF ACCOUNTING

The financial statements are prepared using the accrual method of accounting. The statements were prepared following generally accepted accounting principles of the United States of America consistently applied. The Company has elected a May 31, year-end date.

B.	BASIC EARNINGS PER SHARE

The Company has adopted ASC Topic 260 “Earnings per Share” (“EPS”) which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. In the accompanying financial statements, basic earnings (loss) per share is computed by dividing net income/loss by the weighted average number of shares of common stock outstanding during the period. There are no dilutive shares outstanding. No significant realized exchange gains or losses were recorded from audit period Inception (November28, 2012) to May 31, 2014 and the Company had $4,000 in cash and equivalents at audited period ending May 31, 2014.

C.	CASH EQUIVALENTS

Cash and cash equivalents include cash in banks, money market funds and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of losing value. The Company had $4,000 in cash and cash equivalent at audit period ending May 31, 2014.

D.	USE OF ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E.	INCOME TAXES

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes in accordance with ASC Topic 740, “Accounting for Income Taxes,” which requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax loss and credit carry forwards.
Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides for deferred taxes for the estimated future tax effects attributable to temporary differences and carry-forwards when realization is more likely than not.

NEW ACCOUNTING PRONOUNCEMENTS

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company’s results of operations, financial position or cash flow. Bemax does not have plans to early adopt FASB ASU No. 2014-10.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FISCAL DISCLOSURE

None.
BUSINESS
General
We were incorporated in the State of Nevada on November 28, 2012. We have not started operations. We intend to export Disposable Baby Diapers from U.S. and Canada and sell them in London and South Africa. We plan to develop a website (www.bemaxinc.com) that will display a variety of Disposable Baby Diaper brand or brands that we will market. We have not generated any revenues and the only operation we have engaged in is the development of a business plan. We maintain our statutory registered agent's office at 5348 Vegas Drive, Las Vegas, NV 89108. Our telephone number is 770-401-1809.

We have not begun operations and will not begin operations until we have completed this offering. Our plan of operation is forward-looking and there is no assurance that we will ever begin operations. We are a development stage company and have not earned any revenue. It is likely that we will not be able to achieve profitability and will have to cease operations due to the lack of funding.
Product
We intend to export Disposable Baby Diapers from North America to distributors in England. Disposable Baby Diapers have become a widely used alternative disposable material for parents of babies and children not toilet trained. Disposable Baby Diapers is a kind of underwear that allows a baby/child to defecate or urinate in a discreet manner. Diapers are made of synthetic disposable materials. Disposable diapers contain absorbent chemicals and are thrown away after use. Disposable diapers are primarily worn by children who are not yet potty trained or experience bedwetting. Disposable Baby Diapers are constructed in three layers, an inner layer that sits against a baby’s skin is designed to be soft, stay relatively dry, and wick away moisture into the core. The absorbent core is designed to pull moisture in and trap it to keep wetness away from the baby to avoid rashes. The outer layer is waterproof to prevent leaks.
Below is a list of advantages of Disposable Baby Diapers compared to cloth diapers. (Cloth diapers are composed of layers of fabrics such as cotton, hemp, or microfiber and can be washed and reused multiple times)
- Disposable Baby Diapers are ultra-absorbent. The disposable diapers will hold over 3 times their weight in water. The inner layer keep wetness away from the skin, and prevent leaks.
- Convenient and easy to change. Disposable Baby Diapers come with straps attached to the back panel that fasten in front. Disposable diapers have built in ready to use straps made of Velcro that make securing the diapers much easier and quicker. They come in a variety of sizes which fit babies as they grow and mature. Furthermore, disposable diapers are more convenient when travelling and when used in a group setting.
- Color change indicators. Disposable Baby Diapers are not only functional, they include advanced features such as special sizing and coloring for specific gender and age, color indicators to show when the child is wet, and re-attachable Velcro-type closures.

History of Disposable Baby Diapers
The need for a baby diapers dates as far back as the history of mankind (and more realistically), the history of women. Adam and Eve had a need for a baby diapers, as much as Mr. and Mrs. Smith of today, no matter how pretty the Garden of Eden may have been. Milkweed leaf wraps, animal skins and other creative natural resources were the standard , a far cry from today’s disposable diapers. The Egyptians, the Aztecs, the Romans, and many others, who left documentation of their day to day activities, mention their use. Diaper needs cover all segments of the population, from princesses to beggars. The diaper was one of the very first items that distinguished man from animals!

In some Native American tribes, mothers packed grass under a diaper cover made of rabbit skin, as it was done by the Incas in South America. In warmer tropical climates, babies were mostly naked and mothers tried to anticipate baby’s bowel movements to avoid any mess near the house. In the American West of the pioneering days, wet diapers were seldom washed – most of the times they just hung by the fireplace to dry and were then used again. As you can imagine, skin rash was a serious problem those days. Mankind learned the ways to reduce the diaper rash only after there was a better understanding of bacteria, viruses, fungi, and able to understand how to kill them, or at least how to control them. So the first babies’ diapers were made from diaper fabric, meaning fabric with a repetitive pattern. The first mass made cloth diapers were introduced by Maria Allen in 1887 in the United States.
In 1946, in the United States, a Westport housewife named Marion Donovan invented the “Boater“, a waterproof covering for cloth diapers. Her first model of the disposable diapers was made of shower curtain plastic into which a conventional cloth diaper was inserted. In the 1950’s disposable diapers were a “luxury” item then, used only for those special occasions like vacation trips, visits to the parents or the doctor. From the 60′s onwards, disposable diapers evolved quickly as the industry learned the requirements of mothers. Tissue, was replaced with pulp a decade after the first disposable sanitary napkins arrived in the markets. Using cellulose fibers instead of paper improved the performance of the diapers.
Since the 1970s, disposable baby diapers technology has continued to evolve and by the 1980’s disposable baby diapers consisting of Super Absorbent (SAP), mechanical tapes in the form of Velcro and other types of hook and hoop fasteners were introduced and the disposable baby diapers have performed well to the present day.
Sizes
Disposable diapers range in size from Newborn to Size 6, which accommodates an over 35 lbs child. The normal size weight ranges are: -Up to ten pounds: newborn, 8 to 15 pounds: Size 1-2, 16 to 28 pounds: Size 3, 22 to 37 pounds: Size 4, 27 plus pounds: Size 5, Over 35 pounds: Size 6.

Suppliers of Disposable Baby Diapers
North America producers are leaders in disposable baby diapers manufacturing. There are many manufacturers across North America with different type of disposable baby diapers and services. Disposable Baby Diaper suppliers can be found by Internet search or through direct contact with disposable diaper manufacturer.
We have not contacted any North American manufactures of Disposable Baby Diapers to produce Disposable Baby Diapers according to a specific design. We anticipate doing so upon completion of this offering and will negotiate a specific designed diaper according to the requirements of our prospective customers. As of the date of this Prospectus, we do not have any prospective customers.
Marketing our Product
We plan to market our product in Europe and Africa. Most of Europe and, especially all parts of Africa, experience extremely high cost for Disposable Baby Diapers. As there are few Disposable Baby Diaper manufacturers in Africa, they are mostly imported from other countries. We intend to supply our prospective customers with Disposable Baby Diapers from manufacturers in North America where quality is superior. We will request pre-payment from our prospective customers and ask them to provide delivery instructions when they order Disposable Baby Diapers from us. Once the order is completed, and payment is received, we will place an order with the North American supplier of Disposable Baby Diapers and arrange shipping directly to our customer. Prepayment will reduce the amount of cash we will need to have on hand. Also by delivering the product directly to the customer, will eliminate the need for a warehouse facility. It is likely that some of our customers will not be willing to prepay and wait for the product, potentially resulting in a loss of sales for us. Also it is likely that some of our customers will attempt to circumvent our services by purchasing directly from our suppliers. To discourage this practice, we will attempt to negotiate wholesale discounts with our suppliers so that we can offer our customers a lower price than if they would purchase directly from our suppliers. However, there is no guarantee that we will be able to negotiate such lower prices and we may lose business. In the future, we may establish a warehouse facility in Europe so that we can attract more customers that prefer to inspect and pick up their order at the time of payment. The prices that we will charge our customers for such product will be substantially higher reflecting the added convenience to the customer and the added cost to us.

Ms. Aimasiko personally has engaged in the distribution of Disposable Baby Diapers since 2010 on a very small scale basis. In this connection, she has purchased from China manufacturers Disposable Baby Diapers and sold them through a network of wholesalers, retailers, as well as informal traders and resellers in the UK and South Africa.

Initially, our services will be promoted by our President. She will discuss our business with her friends and business associates. The marketing and advertising will be targeted to mother care product distributors, and wholesalers. We intend to develop and maintain a database of potential customers who may want to buy Disposable Baby Diapers. We will follow up with these customers periodically and offer them free samples, presentations and special discounts from time to time. Our methods of communication will include: phone calls, email, and regular mail. We will ask our satisfied customers for referrals.

We will market and advertise our business on our website by showing Disposable Baby Diaper advantages over alternative reusable diapers. We intend to attract traffic to our website by a variety of online marketing tactics such as registering with top search engines using selected key words (meta tags) and utilizing link and banner exchange options. We intend to promote our website by displaying it on our promotion materials.
We also plan to attend trade shows in our industry to showcase our business with a view to find new customers.
Revenue
The Company’s revenues will be the difference between what we charge our customers for Disposable Baby Diapers and what we pay to the Disposable Baby Diaper suppliers and/or manufacturers. In the case where our customers buy directly from the suppliers and/or manufacturers we will try to negotiate a commission from the sellers. However there is no guarantee that we will receive such commission payment in every case or at all, resulting in loss of profits. The commissions and the spread that we earn will be different each time and negotiated on a case by case basis.
We expect to net approximately ten percent of the total purchase price of any sale to our customers. We may also provide separate but related services for Disposable Baby Diaper buyers such as special packaging, or finding other diaper products. We will charge extra fees for such services.
Competition
Although, there are few suppliers of US made Disposable Baby Diapers located in Europe and even fewer located in Africa at the current time, we expect competition to intensify in the future. Competitors will include companies with substantial customer bases and working history. There can be no assurance that we can maintain a competitive position against current or future competitors, particularly those with greater financial, marketing, service, technical and other resources.
Our failure to maintain a competitive position within the market could have a material adverse effect on our business, financial condition and results of operations. There can be no assurance that we will be able to compete successfully against current and future competitors, and competitive pressures faced by us may have a material adverse effect on our business, financial condition and results of operations.

Insurance
We do not maintain any insurance and do not intend to maintain insurance in the future. Because we do not have any insurance, if we are made a party of a products liability action, we may not have sufficient funds to defend the litigation. If that occurs a judgment could be rendered against us that could cause us to cease operations.
Employees; Identification of Certain Significant Employees.
We are a development stage company and currently have no employees, other than our sole officer and director, Taiwo Aimasiko. We intend to hire additional employees on an as needed basis.
Offices
Our offices are currently located at 26 Wellsley Lane, Dallas, GA 30132, where Ms. Aimasiko provides our offices without charge. Our telephone number is 770-401-1809.
Government Regulation
We are not currently subject to direct federal, state or local regulation and we do not believe that government regulation will have a material impact on the way we conduct our business.
MANAGEMENT
Officers and Directors
Our sole director, Taiwo Aimasiko, will serve until her successor is elected and qualified. Our sole officer, Taiwo Aimasiko, is elected by the board of directors to a term of one (1) year and serves until her successor is duly elected and qualified, or until she is removed from office. The board of directors has no nominating, auditing or compensation committees.
The name, address, age and position of our present officers and directors are set forth below:
Name	Age	Position(s)
Taiwo Aimasiko 26 Wellsley Lane Dallas, GA 30132	39	President, Principal Executive Officer, Secretary, Treasurer, Principal Financial Officer, Principal Accounting Officer and sole member of the Board of Directors

Ms. Aimasiko has held her offices/positions since inception of our Company and is expected to hold her offices/positions until the next annual meeting of our stockholders.

Biographical Information and Background of officers and directors
Set forth below is a brief description of the background and business experience of our sole executive officer and director, Taiwo Aimasiko, for the past five years.

Ms. Aimasiko has acted as our sole Officer and Director since our incorporation on November 28, 2012. She graduated with a Bachelor of Accounting from University of Phoenix. After graduation in May, 2009 until present time, Ms. Aimasiko has been working at Kemira Chemicals, a large holding company whose business is involved in many industries such as the wholesale and retail trade, production of goods, oil and gas, development and construction. Ms. Aimasiko has been employed by Kemira Chemicals as an accounting officer. In her current position as staff accountant, her responsibilities includes; analyze and reconcile GRIR (Goods receipt and Invoice receipt); perform month-end close activities, including journal entries, accruals, deferrals, expense allocations, accounting for employee benefits and prepaid insurance policies; prepare and analyze balance sheet account reconciliations and general ledger account analysis; reconcile intercompany AP and AR; assist Accounting Manager in the preparation of required schedules and supplemental information for external and internal audit and taxes.

Except for very limited importing from China and reselling Disposable Baby Diapers for her personnel account, Ms. Aimasiko has no commercial experience in the Disposable Baby Diaper business or any other business other than as an accountant with Kemira Chemicals.

Ms. Aimasiko intends to devote approximately 35% of her business time to planning and organizing activities for our Company. During the past ten years, Ms. Aimasiko has not been the subject to any of the following events:
1. Any personal bankruptcy, or any bankruptcy petition filed by or against any business of which Ms. Aimasiko was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.
2. Any conviction in a criminal proceeding or being subject to a pending criminal proceeding.
3. An order, judgment, or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting Ms. Aimasiko involvement in any type of business, securities or banking activities.
4. Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated

Audit Committee Financial Expert
We do not have an audit committee financial expert. We do not have an audit committee financial expert because we believe the cost related to retaining a financial expert at this time is prohibitive. Further, because we have no operations, at the present time, we believe the services of a financial expert are not warranted.
Conflict of Interest
The only conflict that we foresee is that our sole officer and director, Taiwo Aimasiko, will devote time to projects that do not involve us.
EXECUTIVE COMPENSATION
As set forth in the following table no compensation of any kind has been paid by us for the last three fiscal years ending May 31, 2014 to Taiwo Aimasiko, our sole officer and director.
EXECUTIVE OFFICER COMPENSATION TABLE
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Nonqualified Deferred Compensation Earnings (US$)	All Other Compen- sation (US$)	Total (US$)

Taiwo Aimasiko	2012	0	0	0	0	0	0	0	0
President	2013	0	0	0	0	0	0	0	0
	2014	0	0	0	0	0	0	0	0

We have no employment agreement with Taiwo Aimasiko who will serve without compensation for the foreseeable future. We do not contemplate entering into any employment agreement with her until such time as we have profitable operations.
As discussed herein, no compensation has been awarded to, earned by, or paid to our named executive officer, Ms. Aimasiko since inception of our Company.
We have no stock option plans, retirement, pension, or profit sharing plans for the benefit of our officers and directors other than as described herein.

Compensation of Directors
Our sole director, Taiwo Aimasiko, is not compensated for her services as a director. The Board has not implemented a plan to award options to any director. There are no contractual arrangements with Taiwo Aimasiko.
DIRECTOR’S COMPENSATION TABLE
		Fees Earned or Paid in Cash	Stock Awards	Options Awards	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Name	Year	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)	(US$)

Taiwo Aimasiko	2012	0	0	0	0	0	0	0
	2013	0	0	0	0	0	0	0
	2014	0	0	0	0	0	0	0
Long-Term Incentive Plan Award
We do not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.
Indemnification
Under our Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of her position, if she acted in good faith and in a manner she reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which she is to be indemnified, we must indemnify her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding indemnification for liabilities arising under the Securities Act of 1933, which may be permitted to directors or officers under Nevada law, we are informed that, in the opinion of the Securities and Exchange Commission, indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

PRINCIPAL STOCKHOLDERS
The following table sets forth, as of the date of this Prospectus, the total number of shares owned beneficially by Aimasiko our sole director, officer and key employee, individually and as a group, and the present owner of 5% or more of our total outstanding shares. The table also reflects what her ownership will be assuming completion of the sale of all shares in this offering. The stockholder, Taiwo Aimasiko, listed below has direct ownership of her shares and possesses sole voting and dispositive power with respect to the shares.
Name and Address Beneficial Owner {1}	Number of Shares Before the Offering	Percentage of Ownership Before the Offering	Number of Shares After Offering Assuming all of the Shares are Sold	Percentage of Ownership After the Offering Assuming all of the Shares are Sold

Taiwo Aimasiko	4,000,000	100%	5,500,000	72.72%
26, Wellsley Lane
Dallas, GA 30132
{1} Taiwo Aimasiko may be deemed to be a "parent" and "promoter" of our Company, within the meaning of such terms under the Securities Act of 1933, as amended, by virtue of her direct stock holdings. Ms. Aimasiko is the only "promoter" of our Company.
Future sales by existing stockholders
A total of 4,000,000 shares of common stock were issued to our sole officer and director, Taiwo Aimasiko, all of which are restricted securities, as defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act. Under Rule 144, the shares can be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing six months after their acquisition. Shares purchased in this offering, which will be immediately resalable, and sales of all of our other shares after applicable restrictions expire, could have a depressive effect on the market price, if any, of our common stock and the shares we are offering.
There is no public trading market for our common stock. There are no outstanding options or warrants to purchase, or securities convertible into, our common stock. There is one holder of record for our common stock, Taiwo Aimasiko. Ms. Aimasiko is our sole officer and director who owns 4,000,000 restricted shares of our common stock.

DESCRIPTION OF SECURITIES
Common Stock
Our authorized capital stock consists of 70,000,000 shares of common stock, par value $0.0001 per share. The holders of our common stock:
- have equal ratable rights to dividends from funds legally available if and when declared by our board of directors;
- are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;
- do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and
- are entitled to one non-cumulative vote per share on all matters on which stockholders may vote.
All shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock that are the subject of this offering, when issued, will be fully paid for and non-assessable. We refer you to our Articles of Incorporation, Bylaws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.
Preferred Stock
Currently no preferred shares are authorized. There are currently no preferred shares issued and outstanding.
Non-cumulative voting
Holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in that event, the holders of the remaining shares will not be able to elect any of our directors. After this offering is completed, assuming the sale of all of the shares of common stock, our sole present shareholder, Taiwo Aimasiko, will own approximately 72.73% of our outstanding shares.
Cash dividends
As of the date of this Prospectus, we have not paid any cash dividends to shareholders. The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Anti-takeover provisions
There are no Nevada anti-takeover provisions that may have the affect of delaying or preventing a change in control.
Reports
After we complete this offering, we will not be required to furnish you with an annual report. Further, we will not voluntarily send you an annual report. We will be required to file reports with the SEC under section 15(d) of the Securities Act. The reports will be filed electronically. The reports we will be required to file are Forms 10-K, 10-Q, and 8-K. You may read copies of any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.
You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800- SEC-0330. The SEC also maintains an Internet site that will contain copies of the reports we file electronically. The address for the Internet site is www.sec.gov.
Stock transfer agent
Our stock transfer agent for our securities is Securities Transfer Corporation., 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034. Its telephone number is (469) 633 - 0101.

CERTAIN TRANSACTIONS
In May 2014, we issued a total of 4,000,000 shares of restricted common stock to Taiwo Aimasiko, our sole officer and director in consideration of $4,000. Further, Ms. Aimasiko has made non-interest bearing loans to the Company totaling $2,502. Ms. Aimasiko will not be repaid these loans from the proceeds of this offering. There is no due date for the repayment of the loans from Ms. Aimasiko. Ms. Aimasiko will be repaid from revenues of operations if and when we generate revenues to pay the obligation. There is no assurance that we will ever generate revenues from our operations. The obligation to Ms. Aimasiko does not bear interest. There is no written agreement evidencing the loans from Ms. Aimasiko or the repayment of the loans to Ms. Aimasiko. The loan transactions were oral.
LITIGATION
We are not currently a party to any legal proceedings. Our address for service of process in Nevada is at 5348 Vegas Dr., Las Vegas, NV 89108.

EXPERTS
Our financial statements for the period from inception to May 31, 2014, included in this Prospectus have been audited by George Stewart, CPA (PCAOB Registered) as set forth in his report included in this Prospectus. His report is given upon his authority as an expert in accounting and auditing.

LEGAL MATTERS
The Law Offices of Carl A. Generes has provided an opinion on the validity of our common stock. We have retained him solely for the purpose of providing his opinion and for a review of our registration statement.

FINANCIAL STATEMENT
BEMAX INC.
(A Development Stage Company)
MAY 31, 2014

GEORGE STEWART, CPA
316 17TH AVENUE SOUTH
SEATTLE, WASHINGTON 98144
(206) 328-8554 FAX (206) 328-0383
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors
Bemax Inc.
I have audited the accompanying balance sheets of Bemax Inc. (A Development Stage Company) as of May 31, 2014 and 2013, and the related statements of operations, stockholders’ equity and cash flows for the years ended May 31, 2014 and 2013 and for the period from November 28, 2012 (inception), to May 31, 2014. These financial statements are the responsibility of the Company’s management. My responsibility is to express an opinion on these financial statements based on my audit.
I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.
In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bemax Inc., (An Exploration Stage Company) as of May 31, 2014 and 2013, and the results of its operations and cash flows for the years ended May 31, 2014 and 2013 and the period from November 28, 2012 (inception), to May 31, 2014 in conformity with generally accepted accounting principles in the United States of America.
The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note # 1 to the financial statements, the Company has had no operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters is also described in Note # 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ George Stewart
Seattle, Washington
June 16, 2014

BEMAX INC.
(A Development Stage Company)
Balance Sheets
(Stated in U.S. Dollars)

	Year Ended	Year Ended
	May 31, 2014	May 31, 2013
ASSETS
Current Assets
Cash and cash equivalents	$4,000	$-

Total current assets	4,000	-

TOTAL ASSETS	$4,000	$-

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Loan from shareholder and related party	$2,502	$502

Total current liabilities	2,502	502

STOCKHOLDERS' EQUITY
Common stock, ($0.0001 par value, 70,000,000 shares
Common stock, ($0.001 par value, 75,000,000 shares
authorized; 4,000,000 shares issued and outstanding at
May 31, 2014 and none at May 31, 2013 respectively	400	-
Additional paid-in capital	3,600	-
Deficit accumulated during exploration stage	(2,502)	(502)
TOTAL STOCKHOLDERS' EQUITY	1,498	(502)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,000	-

BEMAX INC.
(A Development Stage Company)
Statements of Operations
Stated in U.S. Dollars

			November 28, 2012
	Year Ended	Year Ended	(Inception) through
	May 31, 2014	May 31, 2013	May 31, 2014
REVENUES
Revenues	$-	$-	$-

TOTAL REVENUES	-	-	-

OPERATING COSTS
General and administrative expenses	2,000	502	2,502

TOTAL OPERATING COSTS	2,000	502	2,502

NET ORDINARY INCOME (LOSS)	$(2,000)	$(502)	$(2502)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE	$(0.00)	$(0.00)	$(0.00)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	4,000,000	4,000,000

BEMAX INC.
(A Development Stage Company)
Statements of Stockholder's Equity
(Stated in U.S. Dollars)
				Deficit
		Common		Accumulated
	Common	Stock	Additional	During
	Stock	Amount	Paid-in Capital	Exploration Stage	Total

Stock issued for cash at May 31, 2013	-	$-	$-	$-	$-
Net loss May 31, 2013				(502)	(502)

Balance May 31, 2013	-	-	-	(502)	(502)

Common stock issued for cash on May 16, 2014. 4,000,000 shares at a par value of $0.0001 per share	4,000,000	400	3,600		4,000

Net loss May 31, 2014				(2,000)	(2,000)

Balance May 31, 2014	4,000,000	$400	$3,600	$(2,502)	$1,498

BEMAX INC.
(A Development Stage Company)
Statements of Cash Flows
(Stated in U.S. Dollars)

			November 28,2012
	Year Ended	Year Ended	(inception) through
	May 31, 2014	May 31, 2013	May 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(2,000)	$(502)	$(2,502)
Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:	-
Loan from shareholder and related party	2,000	502	2,502
Changes in operating assets and liabilities:	-	-	-

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	-	-	-

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock	4,000	-	4,000

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	4,000	-	4,000

NET INCREASE (DECREASE) IN CASH	4,000		4,000
CASH AT BEGINNING OF PERIOD	-	-	-

CASH AT END OF PERIOD	$4,000	$-	$4,000

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during year for :
Interest	$-	$-	$-

Income Taxes	$-	$-	$-

BEMAX INC. (A Development Stage Company) Notes to the Financial Statements May 31, 2014
1. NATURE OF OPERATIONS
BEMAX INC. (“The Company”) was incorporated in the State of Nevada on November 28, 2012 to engage in the business of exporting disposable baby diapers manufactured in the United States and then distributing them throughout Europe and South Africa. The Company is in the development stage with no revenues and very limited operating history.
These financial statements have been prepared on a going concern basis which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company anticipates future losses in the development of its business raising substantial doubt about the Company’s ability to continue as a going concern. The ability to continue as a going concern is dependent upon the Company generating profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management intends to finance operating costs over the next twelve months with existing cash on hand, loans from directors and/or issuance of common shares.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented in US dollars. The Company’s year end is May 31.
Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents.
Revenue Recognition
The company revenue recognition policy is on sales-basis method. The company recognizes and records revenue at the time of sale once payment has been received and disposable baby diapers are delivered to the buyer.
Pre-payment Policy: All sales to our customers will be solely on pre-payment basis. Once the order is completed, and payment is received, we will place an order with the North American supplier of disposable baby diapers and arrange shipping directly to our customers. This process expected to take three weeks to complete. The pre-payment is recorded as deferred revenue until the delivery is executed.
Use of Estimates and Assumptions
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.
Foreign Currency Translation
The financial statements are presented in United States dollars. In accordance with ASC 830, “Foreign Currency Matters”, foreign denominated monetary assets and liabilities are translated into their United States dollar equivalents using foreign exchange rates which prevailed at the balance sheet date. Revenue and expenses are translated at average rates of exchange during the year. Gains or losses resulting from foreign currency transactions are included in results of operations.
Development Stage Company
The Company complies with Financial Standards Codification (“ASC”) 915 and Securities Exchange Commission Act Guide 7 for its characterization of the Company as a development stage enterpri se.

BEMAX INC.
(A Development Stage Company)
Notes to the financial Statement
May 31, 2014

Impairment of Long-lived Assets
The Company reviews long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the review indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow method using a discount rate that is considered to be commensurate with the risk inherent in the Company's current business model. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.

Fair Value of Financial Instrument
The Company’s financial instruments consisted of cash, accounts payable, related party advances and convertible notes. Unless otherwise noted, it is management’s opinion the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. Because of the short maturity of such assets and liabilities the fair value of these financial instruments approximate their carrying values, unless otherwise noted.
Derivative Instruments
In connection with the sale of debt or equity instruments, the debt or equity instruments may contain embedded derivative instruments, such as embedded derivative features which in certain circumstances may be required to be bifurcated from the associated host instrument and accounted for separately as a derivative instrument liability.
The Company's derivative instrument liabilities are re-valued at the end of each reporting period, with changes in the fair value of the derivative liability recorded as charges or credits to income in the period in which the changes occur. For bifurcated embedded derivative features that are accounted for as derivative instrument liabilities, the Company estimates fair value using either quoted market prices of financial instruments with similar characteristics or other valuation techniques. The valuation techniques require assumptions related to the remaining term of the instruments and risk-free rates of return, our current common stock price and expected dividend yield, and the expected volatility of our common stock price over the life of the option. Because of the limited trading history for our common stock, the Company estimates the future volatility of its common stock price based on not only the history of its stock price but also the experience of other entities considered comparable to the Company.
The Company estimates fair value of derivative instrument liabilities using the Black-Scholes-Merton option-pricing formula (“Black-Scholes model”). This model requires the Company to estimate expected volatility and expected life, which are highly complex and subjective variables. The Company estimates expected term using the safe-harbor provisions of FASB ASC 718. The Company estimated its expected volatility by taking the average volatility determined for a peer group of similar publicly-traded companies.
Income Taxes
The Company follows the accrual method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the estimated tax consequences attributable to differences between the financial statement carrying values and their respective income tax basis (temporary differences). The effect on the deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. At May 31, 2014, a full deferred tax asset valuation allowance has been provided and no deferred tax asset has been recorded.

BEMAX INC.
(A Development Stage Company)
Notes to the financial Statement
May 31, 2014

Basic and Diluted Net (Loss) per Share
The Company computes net (loss) per share in accordance with ASC 260, "Earnings per Share" which requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement. Basic EPS is computed by dividing net (loss) available to common shareholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period including stock options, using the treasury stock method, and convertible preferred stock, using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential common shares if their effect is anti-dilutive.
Recent Accounting Pronouncements
The Company does not expect the adoption of recently issued accounting pronouncements to have any significant impact on the Company’s results of operations, financial position or cash flow. The Company does not plan to early adopt FASB ASU No. 2014-10.

3. RELATED PARTY TRANSACTIONS
As of May 31, 2014 there was an advance from the majority shareholder and a related party totaling $2,502. These were made in order to assist in meeting general and administrative expenses. They carry no interest or maturity date and are unsecured.
4. STOCKHOLDER’S EQUITY
On May 16, 2014, the Company authorized the issue of 4,000,000 shares of common stock at a par value of $0.0001 per share, to the President of the Company for total net proceeds of $4,000.
At May 31, 2014, there are a total of 70,000,000 common shares at a par value of $0.0001 per share authorized and 4,000,000 issued and outstanding.

BEMAX INC.
(A Development Stage Company)
Notes to the financial Statement
May 31, 2014

5. INCOME TAXES
The Company follows ASC 740. Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carry-forwards. No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carry-forward has been recognized, as it is not deemed likely to be realized.
The provision for refundable federal income tax consists of the following for the periods ending:
	May 31, 2014	May 31, 2013
Federal income tax benefit attributed to:
Net operating loss	$2, 502	$502
Valuation allowance	(2,502)	(502)
Net benefit	$-	$-
The cumulative tax effect at the expected rate of 34% of significant items comprising our net deferred tax amount is as follows:
	May 31, 2014	May 31, 2013
Deferred tax attributed to:
Net operating loss carryover	$2, 502	$502
Less: change in valuation allowance	(2,502)	(502)
Net deferred tax asset	$-	$-
At May 31, 2014, the Company had an unused net operating loss carry-forward approximating $2,502 that is available to offset future taxable income; the loss carry-forward will start to expire in 2034.

6. SUBSEQUENT EVENTS
The Company evaluated all events or transactions that occurred after May 31, 2014 up through the date these financial statements were available for issuance. During this period, the Company did not have any material recognizable subsequent events.

“UNTIL___________________________, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS’ OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.”

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by the Company in connection with registering the sale of the common stock. The Company has agreed to pay all costs and expenses in connection with this offering of common stock. Set for the below is the estimated expenses of issuance and distribution, assuming the minimum amount of offering proceeds are raised.
Registration Fees:	$9.66
Legal and Professional Fees:	$3,700
Accounting Fees:	$3,000
Edgar Fees:	$0
Blue Sky Qualifications:	$0
Total:	$6,709.66

INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company’s Articles of Incorporation and Bylaws provide for the indemnification of a present or former director or officer. The Company indemnifies any director, officer, employee or agent who is successful on the merits or otherwise in defense on any action or suit. Such indemnification shall include, but not necessarily be limited to, expenses, including attorney’s fees actually or reasonably incurred by him. Nevada law also provides for discretionary indemnification for each person who serves as or at the Company request as an officer or director. The Company may indemnify such individual against all costs, expenses, and liabilities incurred in a threatened, pending or completed action, suit, or proceeding brought because such individual is a director or officer. Such individual must have conducted himself/herself in good faith and reasonably believed that his/her conduct was in, or not opposed to, the Company’s best interests. In a criminal action, he/she must not have had a reasonable cause to believe his/her conduct was unlawful.

NEVADA LAW

Pursuant to the provisions of Nevada Revised Statutes 78.751, the Company shall indemnify any director, officer and employee as follows: Every director, officer, or employee of the Company shall be indemnified by us against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him/her in connection with any proceeding to which he/he may be made a party, or in which he/he may become involved, by reason of being or having been a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of the Company, partnership, joint venture, trust or enterprise, or any settlement thereof, whether or not he/she is a director, officer, employee or agent at the time such expenses are incurred, except in such cases wherein the director, officer, employee or agent is adjudged guilty of willful misfeasance or malfeasance in the performance of his/her duties; provided that in the event of a settlement the indemnification herein shall apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the Company. The Company shall provide to any person who is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of the corporation, partnership, joint venture, trust or enterprise, the indemnity against expenses of a suit, litigation or other proceedings which is specifically permissible under applicable law.

RECENT SALES OF UNREGISTERED SECURITIES.

Set forth below is information regarding the issuance and sales of securities without registration since inception. No such sales involved the use of an underwriter; no advertising or public solicitation was involved; the securities bear a restrictive legend; and no commissions were paid in connection with the sale of any securities.

On May 16, 2014 the Company issued 4,000,000 shares of common stock at $0.0001 par value to Taiwo Aimasiko, the Company’s founder, for an equity investment of $4,000.These securities were issued in reliance upon the exemption contained in Section 4(2) of the Securities Act of 1933.

EXHIBITS.

The following exhibits are included with this registration statement:

Exhibit Number. Name/Identification of Exhibit

Exhibit Number	Name/Identification of Exhibit

3.1	Articles of Incorporation *
3.2	Bylaws *
5	Opinion of Law Offices of Carl A. Generes *
23.1	Consent of Independent Auditor *
23.2	Consent of Counsel (See Exhibit 5) *
99.1	Subscription Agreement *

* Previously filed.

UNDERTAKINGS

The undersigned registrant hereby undertakes:

(1) To file, during any period, in which offers or sales are being made, a post-effective amendment to this Registration Statement:
(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended;
(ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of the Registration Fee” table in the effective Registration Statement; and
(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.
(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
v. Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Dallas, State of Georgia on September __, 2014.
Bemax, Inc.
(Registrant)
By:	/s/ Taiwo Aimasiko
Taiwo Aimasiko President, Chief Executive Officer,
Chief Financial Officer, Principal Accounting Officer,
Secretary, Treasurer and Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement was signed by the following person in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Taiwo Aimasiko	President, Chief Executive Officer,	September __, 2014
Taiwo Aimasiko,	Chief Financial Officer,Principal Accounting Officer, Secretary, Treasurer and Director